Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2008

The following Discussion and Analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of November 20, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements as at September 30, 2008 and for the three and nine month periods ended September 30, 2008 and 2007 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Discussion and Analysis should also be read in conjunction with the 2007 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world’s largest supplier of North American ginseng. Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products. The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia. Due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided to stop planting in British Columbia in 2006 and thereafter, and expects to close its British Columbia operations after the final harvest in 2008. The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada.

Ginseng prices have remained at stable but low levels and as a result, sales of inventory made during the first nine months of 2008 were close to the written-down value of the Company’s inventory in the fourth quarter of 2007. The Company recorded a gross margin of $75,000 on revenue of $7.6 million for the nine months ended September 30, 2008 compared to $171,000 on revenue of $7.3 million for the nine months ended September 30, 2007.

During the three months ended September 30, 2008, the Company recorded a write-down on current ginseng crops of $1.5 million. The write-down is an estimate of the expected deficiency in the net realizable value of the 2008 harvest which will be completed in the fourth quarter of 2008. This expected deficiency is based on the recent decline of prices in the ginseng market primarily due to the recent global economic downturn and the industry-wide oversupply in the current year.

As a result of the thin margins on the sales of ginseng and the write-down on current ginseng crops, the Company recorded a net loss of $2.6 million for the nine months ended September 30, 2008. This compares to a loss of $1.5 million for the same period in the prior year.

OUTSTANDING SHARE DATA AS AT NOVEMBER 20, 2008

Authorized	Number of Shares
Common Shares	Unlimited
Preferred Shares	21,000,000

Issued and Outstanding
Common Shares	34,698,157
Preferred Shares	-

Options Outstanding	335,800

RESULTS OF OPERATIONS

Revenue decreased to $866,000 in the third quarter of 2008 from $2.0 million in the third quarter of the previous year and increased to $7.6 million for the nine months ended September 30, 2008 compared to $7.3 million for the nine months ended September 30, 2007. The average selling price was $9.54 per pound in the first nine months of 2008 compared to $8.76 in the first nine months of 2007. The decrease in revenue in the third quarter of 2008 was due to a higher proportion of sales being completed in the first two quarters of 2008 compared to 2007. The increase in revenue for the nine months ended September 30, 2008 was due to the increase in the average sales price compared to the first nine months of 2007.

Cost of goods sold was 100% of sales revenue in the third quarter of 2008, compared to 90% in the previous year period and was 99% of sales revenue for the nine months ended September 30, 2008, compared to 98% for the nine months ended September 30, 2007. Gross margin was 0% of sales in the third quarter of 2008, compared to 10% for the same period in 2007. Gross margin was 1% of sales for the nine months ended September 30, 2008, compared to 10% for the same period in 2007. In both 2008 and 2007, sales of inventory in the three and nine month periods ended September 30, were made at amounts close to their written-down values thus resulting in a minimal margin on sales. In the third quarter of 2007, the Company chose not to plant its ginseng seeds and instead sold them which resulted in the increased gross margin. In 2008, the Company decided to plant and did not sell any seeds thus decreasing the gross margin compared to 2007.

For the three months ended September 30, 2008, selling, general and administrative expenses decreased marginally to $188,000, compared to $259,000 for the three months ended September 30, 2007. For the nine months ended September 30, 2008, selling, general and administrative expenses decreased to $729,000, compared to $810,000 for the nine months ended September 30, 2007. Management continues to rigorously control selling, general and administrative expenses and keep them at or below previous year levels despite increasing cost pressures.

Interest on short-term debt decreased to $23,000 in the third quarter of 2008 from $54,000 in the third quarter of 2007 and decreased to $93,000 in the first nine months of 2008 from $103,000 in the first nine months of 2007. The decreases in the three and nine month periods ended September 30, 2008 are due to a decrease in the average amount borrowed and the interest rates charged compared to the prior year periods.

Interest on long-term debt decreased to $96,000 in the third quarter of 2008 from $159,000 in the second quarter of 2007 and decreased to $313,000 in the first nine months of 2008 from $489,000 in the first nine months of 2007. The decrease in interest on long-term debt is a result of the reduction in the loan balance on the term loan from a Canadian chartered bank; a decrease in the interest on the four year loan facility repayable in Hong Kong dollars (“HKD”) and United States dollars (“USD”) established with More Growth Finance Limited (“More Growth”), a company formerly under common control, as a result of a decrease in the value of the HKD and USD compared to the Canadian dollar (“CAD”); and a decrease in interest rates.

For the three months ended September 30, 2008, the Company incurred an operating loss of $1.8 million, compared to $270,000 for the three months ended September 30, 2007. For the nine months ended September 30, 2008, the Company incurred an operating loss of $2.6 million, compared to $2.5 million for the nine months ended September 30, 2007. For the three month period ended September 30, 2008, the increase in the operating loss is primarily due to the $1.5 million write-down of ginseng crops, compared to the three month period ended September 30, 2007. For the nine months ended September 30, 2008, the primary reason for the increase in the operating loss in 2008 is due to the inventory write-down of $1.5 million on ginseng crops in the third quarter of 2008, compared to an inventory write-down of $1.3 million in the second quarter of 2007.

The Company had other losses of $145,000 for the three months ended September 30, 2008, compared to other income of $551,000 for the three months ended September 30, 2007. The decrease in other income is due to $198,000 in foreign exchange losses in 2008, compared to exchange gains of $202,000 for the three months ended September 30, 2007 and due to a decrease in gains from the disposition of property, plant and equipment from $349,000 in 2007 to $54,000 in 2008. The Company had other losses of $24,000 for the nine months ended September 30, 2008, compared to other income of $1.0 million for the nine months ended September 30, 2007. The decrease in other income is due to $334,000 in foreign exchange losses in 2008, compared to exchange gains of $573,000 for the nine months ended September 30, 2007 and due to a decrease in gains from the disposition of property, plant and equipment from $457,000 in 2007 to $237,000 in 2008. The foreign exchange losses in the current year are due to an increase in the value of the HKD and USD relative to the CAD which resulted in an increase in the value of the loan from More Growth. Other income for the nine months ended September 30, 2008 also included net government supplement income of $64,000. Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years, net of program participation fees and related costs.

For the three months ended September 30, 2008, the Company incurred a net loss of $2.0 million, or $0.06 per basic share, compared to net earnings of $281,000, or $0.01 per basic share for the three months ended September 30, 2007. For the nine months ended September 30, 2008, the Company incurred a net loss of $2.6 million, or $0.08 per basic share, compared to a net loss of $1.5 million, or $0.04 per basic share for the corresponding period last year. The net loss is higher in 2008 as a result of the $1.5 million write-down on ginseng crops in the third quarter of 2008.

The Company did not declare any dividends on any class of shares during the nine months ended September 30, 2008 or for any period in the previous three fiscal years ended December 31, 2007.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended December 31, 2006 through September 30, 2008. This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands
of Canadian Dollars	2008			2007				2006
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Total revenue	$866	2,466	4,228	220	2,019	1,564	3,759	315

Operating loss	(1,807)	(368)	(385)	(1,914)	(270)	(1,866)	(380)	(5,909)

Net loss	(1,952)	(166)	(466)	(1,828)	281	(1,420)	(361)	(6,714)

Net loss per share:
Basic and diluted	$(0.06)	(0.01)	(0.01)	(0.06)	0.01	(0.01)	(0.01)	(0.19)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

The net loss in the third quarter of 2008 included a $1,500,000 write-down on crop costs. The net loss in the fourth quarter of 2007 included a $1,450,000 write-down on crop costs. The net loss in the second quarter of 2007 included a $1,285,495 write-down on inventory. The net loss in the fourth quarter of 2006 included a $2,666,283 write-down on inventory and a $2,700,000 write-down on crop costs.

LIQUIDITY AND CAPITAL RESOURCES

The net cash used in operations was $1.7 million for the three months ended September 30, 2008, compared with net cash used in operations of $1.5 million for the same period in 2007. The net cash provided by operations was $271,000 for the nine months ended September 30, 2008, compared with $636,000 for the same period in 2007. The increase in net cash used in operations for the three month period ended September 30, 2008 was primarily due to there being no sales of ginseng seed. Net cash provided by operations for the nine month period ended September 30, 2008 decreased due to increases in sales revenue in 2008 being offset by an increase in customer deposits that had been received in the prior year compared to 2007. Decreases in cash outlays for ginseng crops in 2008 were offset by increases in accrued interest paid compared to 2007.

Current and non-current crop cost expenditures before depreciation and interest totalled $1.6 million for the three months ended September 30, 2008, compared to $1.4 million for the same period in the prior year while expenditures totalled $3.9 million in the first nine months of 2008, compared to $3.7 million in the first nine months of 2007. The increase in expenditures during the third quarter of 2008 compared to 2007 was due to the costs of planting new sites. The decrease in expenditures on crop costs for the nine months ended September 30, 2008 is due to fewer acres being maintained compared to the prior year.

The Company’s cash as at September 30, 2008 was $226,000, compared to a balance of $307,000 at December 31, 2007, a decrease of $81,000. The working capital position of the Company at September 30, 2008 was a surplus of $3.8 million, compared to a surplus of $7.4 million at December 31, 2007. The reduction of the working capital is primarily due to the current crop cost expenditures for the nine months ended September 30, 2008.

As of September 30, 2008, the Company had received $822,000 in deposits from customers. These deposits are primarily on orders that management expects will be fulfilled in the fourth quarter of 2008.

As of September 30, 2008, the Company had drawn $1.1 million of the available $2.5 million revolving demand operating loan from a Canadian chartered bank with an interest rate of prime plus 1.625% per annum. The loan availability will reduce to $2,000,000 effective June 1, 2009. The Company incurred interest of $23,000 and $93,000 on the demand loan for the three month and nine month periods ended September 30, 2008, respectively, which has been included in interest on short-term debt on the statement of operations.

On September 4, 2008, the Company secured a $2.0 million non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum. The loan is due in full upon the earlier of receipt of the proceeds from the sale of the Company's property near Kamloops, British Columbia or May 31, 2009. The loan is secured by the same property near Kamloops, British Columbia.

On August 18, 2006, the Company accepted a four year term loan facility of HKD54.7 million (approximately $8.0 million) from More Growth to finance the general working capital requirements of the Company and to repay the existing HKD23.2 million (approximately $3.5 million) loan. This loan facility is unsecured and bears interest at 1.7% above the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The Company has fully drawn the loan facility which is repayable in HKD and USD. The Company incurred interest of $96,000 and $312,000 on the loan facility for the three month and nine month periods ended September 30, 2008, respectively, which has been included in interest on long-term debt on the statement of operations.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and the current related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at September 30, 2008, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations
(Stated in Canadian Dollars)	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

Long-term debt (1)	$8,398,000	$542,000	$7,844,000	$12,000	$-

Bank indebtedness (2)	2,000,000	2,000,000	-	-	-

Operating leases (3)	261,000	99,000	142,000	20,000	-

Agricultural land leases (4)	262,000	109,000	114,000	39,000	-

Total Contractual Obligations	$10,921,000	$2,750,000	$8,100,000	$71,000	$-

(1)

Long-term debt includes the loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) and various equipment purchase loans at interest rates up to 8.75% per annum. Long-term debt also includes accrued interest and estimated future interest payments on long-term debt.

(2)

Bank indebtedness includes the term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum, due May 31, 2009.

(3)

Operating leases include the Company’s long-term leases of equipment, office facilities and vehicles.

(4)

Agricultural land leases include land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table:

•

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings; and

•

The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTIONS

On August 18, 2006, the Company established a four year term loan facility of HKD54.7 million (approximately $8.0 million) from More Growth. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). The loan was used to refinance existing loan facilities and to finance the general working capital requirements of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required bringing the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of future interest expense. Future events may result in materially different outcomes than is estimated with respect to the recoverability of both inventory and ginseng crops.

ADOPTION OF NEW ACCOUNTING STANDARD

On January 1, 2008 the Company adopted CICA Handbook Section 3031, “Inventories”. The objective of this Section is to prescribe the accounting treatment for inventories and to provide guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. Section 3031 requires the reversal of any write-down in a previous period, only to the extent of the original write-down, if the net realizable value of the inventory subsequently increases in value. This new requirement to potentially reverse a write-down could have a material impact on the Company's future consolidated financial statements. No such reversal of a write-down was recorded during the three month and nine month periods ended September 30, 2008.

RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

Effective January 1, 2009, the Company will be required to adopt CICA Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

EXPECTED CHANGE IN ACCOUNTING POLICIES

In April 2008, the Canadian Accounting Standards Board confirmed that on January 1, 2011 Canadian GAAP will be replaced by International Financial Reporting Standards (“IFRS”) for publicly accountable enterprises. Changing from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and result of operations. Management is currently developing an IFRS changeover plan that will encompass:

•

accounting policies, including choices among policies permitted under IFRS, and implementation decisions;

•

information technology and data systems;

•

internal control over financial reporting;

•

disclosure controls and procedures;

•

additional training requirements; and

•

changes in business activities such as foreign currency and hedging activities and compensation arrangements which may be influenced by a change in accounting standards.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A major portion of the Company’s long-term debt is denominated in Hong Kong dollars. A minor portion of the Company’s revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by engaging in foreign exchange contracts and by repatriating any excess funds.

Interest on the Company's line of credit is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer or that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company’s revenue comes from buyers who are located outside of Canada and as a result, the selling price that the Company can achieve in those markets is exposed to changes in exchange rates. The Company has debt denominated in foreign currency and therefore the interest and repayment of debt is exposed to fluctuations in foreign exchange rates. The Company engages in foreign exchange contracts to help mitigate this risk.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and other assets, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair value of the loans payable to More Growth is not readily determinable due to the related party nature of the loan when it was agreed upon.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a system of internal controls to provide reasonable assurance as to the reliability of financial reporting and disclosures to meet the requirements under Multilateral Instrument 52-109. The Company’s interim financial statements and management discussion and analysis are approved by the Board of Directors upon the recommendation of the Audit Committee.

A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures. They have reviewed and evaluated the effectiveness of the design of the disclosure controls and procedures as of September 30, 2008 and concluded that the Company’s disclosure controls and procedures were not effective in properly disclosing management’s report on internal control over financial reporting as required by Item 15T of Form 20-F filed with the United States Securities and Exchange Commission for the year ended December 31, 2007. Management has subsequently remediated this weakness by enhancing its disclosure controls and procedures including the addition of certain review and analytical procedures and improving the information flow associated with the changes to the disclosure requirements.

There are no other changes in the Company’s internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTLOOK

The Company will narrow its focus to maximizing the yield and quality of roots to return to profitability and to create positive cash flow. The Company will continue to plant, maintain and harvest ginseng crops in Ontario while maintaining the current plantings in British Columbia through to the final harvest in 2008.

The Company will continue promoting its graded root and exploring new opportunities to vertically integrate its operations and direct bulk root into value-added markets.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com